Filed by Illumina, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following Q&A was provided to Solexa, Inc.’s employees:

November 13, 2006
Employee Q&A
1.	Why are Illumina and Solexa merging?

We believe the combination of Illumina and Solexa will create the only company with genome-scale technology for genotyping, gene expression and sequencing, the three cornerstones of modern genetic analysis. The merger is expected to:
•	Expand Illumina’s genetic analysis product offering to include Solexa’s next generation sequencing platform, the 1G Genome Analyzer;

•	Create the only company to offer both analog and digital gene expression, enhancing Illumina’s rapidly emerging gene expression franchise;

•	Add to Illumina’s emerging opportunity in molecular diagnostics and content discovery;

•	Dramatically increase Illumina’s addressable markets;

•	Drive Solexa’s manufacturing and commercialization;

•	Leverage Illumina’s global sales and support infrastructure; and

•	Accelerate development of future products, leveraging the combination of core technologies.
This transaction has the potential to expand Solexa’s and Illumina’s penetration into complementary markets and will allow us to become a leading supplier of enabling tools to the life sciences industry.

2.	Can you tell me about Illumina?

Illumina develops and markets next-generation tools for the large-scale analysis of genetic variation and function. The Company’s proprietary BeadArray technology — now used in leading genomics centers around the world — provides the throughput, cost effectiveness and flexibility necessary to enable researchers in the life sciences and pharmaceutical industries to perform the billions of tests necessary to extract medically valuable information from advances in genomics and proteomics. This information will help pave the way to personalized medicine by correlating genetic variation and gene function with particular disease states, enhancing drug discovery, allowing diseases to be detected earlier and more specifically, and permitting better choices of drugs for individual patients. Headquartered in San Diego, CA, Illumina employs approximately 580 people and has a market value of more than $2.0 billion. The company reported revenues of approximately $73.5 million in 2005 and expects 2006 revenues of $178-182 million. See www.illumina.com for more information.

3.	Why is this good for Solexa?

Illumina is the leader in genome-scale genotyping. We believe that Solexa will become the leader in genome-scale sequencing. Both companies have technologies for genome-scale gene expression. By combining our gene expression technologies, we believe we will be the only company that can offer both analog and digital approaches. By merging, we expect to become the only company with genome-scale technology for sequencing, gene-expression and genotyping, the three cornerstones of modern genetic analysis. Our goal is to become number one in all of genetic analysis.

This transaction is about growth, and given the exciting potential of the combination, we anticipate there will be excellent opportunities for career growth and advancement for Solexa employees. Together, we expect to accelerate the commercialization of our 1G Genome Analyzer and the development of future products.

4.	What are the plans to integrate the two companies?
An effective, rapid integration is critical to the success of our merger. We will shortly establish a team with the responsibility of implementing an effective integration. Given the complementary nature of our companies and the solid teams at both Solexa and Illumina, we expect to realize the benefits of this transaction quickly and efficiently. Overall, we expect the combined company to be a stronger organization, poised for continued growth as a leader in our industry. Solexa will operate as a business unit of Illumina, continuing to operate out of the Hayward and Cambridge facilities.

5.	How will staffing levels be established? Will there be any layoffs as a result of the merger?

This transaction is about growth and Illumina is very excited about adding the talent of Solexa’s employees to its team. We do not anticipate significant workforce reductions. In the short-term, as in any such transaction, there will inevitability be some overlap. We will work to minimize those effects through hiring limits and attrition. In cases where reductions are necessary, we will work to minimize the impact on affected employees. It’s important to remember, however, that we believe the collective talents of Solexa and Illumina will make the combined company not just bigger but better – and we expect there to be increased opportunities for our employees as we move forward and grow together.

6.	What happens to each company’s sales and support organizations?

We recognize the importance of a strong sales and support team. Since the product lines of both companies are highly complementary, we expect to benefit by combining both sales and support as soon as practical after the completion the merger. We will continue to deliver the world-class sales and support that our customers have come to expect.

7.	Will our benefits and compensation change?

We remain committed to providing employees with a comprehensive and competitive benefits package that will allow us to attract and retain the talent we need to successfully drive the business forward. We will review the benefit programs of both companies in the next few months and will develop a plan to harmonize these plans following the close of the transaction. We will inform you well in advance of any changes.

8.	What happens to our stock options?

Upon the closing of the transaction, all vested and unvested stock options will be converted into options of Illumina at the exchange ratio to be determined at close, with substantially the same terms and conditions, including vesting and term of exercise.

9.	What role will John West play in the combined company?

John will be joining Illumina as Senior Vice President and General Manager of the Sequencing Business Unit.

10.	How will this transaction affect our relationship with our customers?

This combination is expected to accelerate the commercialization and market expansion of the 1G through Illumina’s worldwide direct sales and support network. The transaction is designed to expand Illumina’s penetration into complementary markets, similar to how its acquisition of CyVera provided access to the lower multiplex, clinical diagnostics marketplace. Jointly, the companies’ R&D teams will have the tools to integrate genotyping and sequencing in unique ways, as well as take advantage of the discovery of novel content stemming from projects conducted on the companies’ platforms in the research and clinical markets. The combination is expected to allow Illumina to continue to drive industry-leading growth rates and profitability, while simultaneously becoming a more comprehensive supplier of tools to the life sciences industry.

11.	How will this transaction affect our relationship with our suppliers?

We don’t expect any change in how we conduct business.

12.	How long before this transaction closes?

The transaction is subject to obtaining approval by Illumina and Solexa stockholders and customary closing conditions, including regulatory approvals and is expected to close before the end of the first quarter 2007.

13.	What do we expect will happen during the period between today and the close of the transaction?

Although we will be working hard to develop a plan for integration, there are legal limits on what can be implemented before close. As such, we ask you to remain focused on delivering the 1G Genome Analyzer according to plan. We will make every effort to keep you informed about developments and progress throughout the approval process.

14.	What am I allowed to say about this merger if I am asked about it by friends, family, customers, vendors, suppliers, the media, etc.?

Our business remains one where confidentiality remains a competitive advantage. If you are asked questions about this transaction, please limit your comments to information disclosed in public documents, such as the press release. You should not speculate on what will happen or give opinions on rumors about the transaction. If you have questions about what information can be disclosed, please contact John West.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, investors, or analysts, please forward those calls to Linda Rubinstein.

Forward-Looking Statements
This communication contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. (“Illumina”) and Solexa, Inc. (“Solexa”) caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission (the “SEC”), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements.
Additional Information
In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents.”
Participants in the Solicitation
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina’s or Solexa’s website.